Exhibit 21.1

Wilhelmina International, Inc. Subsidiaries

Subsidiary Name	State / Country of Organization or Incorporation
Wilhelmina International, Ltd.	New York
Wilhelmina West, Inc.	California
LW1, Inc.	California
Wilhelmina Models, Inc.	New York
Wilhelmina Kids & Creative Management LLC*	New York
Wilhelmina-Miami, Inc.	Florida
Wilhelmina Artist Management LLC	New York
Artists at Wilhelmina LLC	Florida
Wilhelmina Licensing LLC	Delaware
Wilhelmina Licensing (Texas) LLC	Texas
Wilhelmina Film & TV Productions LLC	Delaware
Wilhelmina Chile SPA (Chile)	Chile
Wilhelmina London Limited (London)	United Kingdom
Union Model Management Ltd.	United Kingdom

* 50% owned by Wilhelmina International, Ltd.